# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECIGEN, INC., CIK 0001356090
CUSIP: 74017N105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 85 10th Ave., 9th Floor, New York, New York (NY), 10011
Date of event which requires filing of this statement: 06/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001783044

## Reporting persons
- William H. Miller III Living Trust dated April 17, 2017: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 34,051,925; shared voting power 0; sole dispositive power 34,051,925; shared dispositive power 0; aggregate amount beneficially owned 34,051,925 (9.2% of the class)
  Comment: Note (A) for Lines 5, 7, and 9 - Includes 16,666,667 shares of Common Stock that the Reporting Person could acquire within 60 days upon the exercise of warrants.
  Note (B) for Line 11 - Based on 298,455,084 shares of Common Stock outstanding as of September 11, 2025, as reported to the Reporting Person by the Issuer's Chief Financial Officer, plus (i) an additional 54,937,411 shares of Common Stock delivered to certain holders of the Issuer's preferred stock upon the conversion of the same, as reported in the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 17, 2025, and (ii) an additional 16,666,667 shares of Common Stock that the Reporting Person could acquire within 60 days upon the exercise of warrants.

## Item 1. Issuer
Name of issuer: PRECIGEN, INC.
Address of issuer's principal executive offices: 85 10th Ave., 9th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing: William H. Miller III Living Trust dated April 17, 2017
Address of principal business office or, if none, residence:
1104 Kenilworth Drive, Suite 301
Towson, MD 21204
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
34,051,925 shares of Common Stock
See Row (9) of the cover page of the Reporting Person above and associated Note (A).
Percent of class:
9.2%
See Row (11) of the cover page of the Reporting Person above and associated Note (B).
Sole power to vote or to direct the vote:
34,051,925 shares
See Row (5) of the cover page of the Reporting Person above and associated Note (A).
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition:
34,051,925 shares
See Row (7) of the cover page of the Reporting Person above and associated Note (A).
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- William H. Miller III Living Trust dated April 17, 2017: /s/ William H. Miller III, William H. Miller III, Trustee (09/23/2025)